

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 20, 2011

Christopher Viehbacher
Chief Executive Officer
Sanofi-Aventis
174, Avenue de France
75013 Paris, France

> **Re:** **Sanofi-Aventis**
> **Form 20-F for the year ended December 31, 2009**
> **Filed March 12, 2010**
> **File No. 1-31368**

Dear Mr. Viehbacher:

We have reviewed your December 10, 2010 response to our November 12, 2010 letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide this information. Please furnish us a letter on EDGAR under the form type label CORRESP that keys your responses to our comments.

After reviewing the information provided, we may raise additional comments and/or request that you amend your filing.

Pharmaceutical Products

Clinical Portfolio, page 42

1. We acknowledge your response and proposed disclosure to our comment one and we reissue our comment in part. In addition to your proposed disclosure, please provide us proposed disclosure for future filings that discloses the costs incurred by the various distinct fields (i.e. metabolic disorders, oncology, cardiovascular, thrombosis, central nervous system, internal medicine, ophthalmology and vaccines) during each period presented and to date.

Notes to the Consolidated Financial Statements

D.5. Impairment of property, plant and equipment, goodwill and intangibles, page F-50

2. We acknowledge your response to our comment two. Please provide us proposed revised disclosure of your asset impairment policy note in Note B.6.1. to be included in future filings. At a minimum, please ensure that this disclosure:

- clarifies how you use both post-tax and pre-tax cash flows in estimating value in use;
- clarifies how your use of post-tax assumptions does not result in a value in use that is materially different from the pre-tax assumptions used;
- specifically identifies the post-tax discount rates used; and
- specifically identifies the pre-tax discount rate.

You may contact Sasha Parikh, Staff Accountant, at (202) 551-3627 or Mark Brunhofer, Review Accountant, at (202) 551-3638 if you have questions regarding the comments and related matters. In this regard, do not hesitate to contact me at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief Accountant